Saputo

Nathalie Rolland ☎ (514) 328-3320
Fax: 514-328-3322
Courriel/E-Mail : nathalie.rolland@saputo.com

04012246

January 7, 2004

United States Security and Exchange Commission
450 5th Street Northwest
Washington, D.C., 20549
USA

SEC MAIL RECEIVED PROCESSING
JAN 15 2004
WASH. D.C. 155 SECTION

Attention : Public Reference Room

SUPPL

Saputo Inc.

6869, boul. Métropolitain E.

Saint-Léonard (Québec)

Canada H1P 1X8

Tél: (514) 328-6662

www.saputo.com

Re : Saputo inc., File Number 82-34670

Dear Sir,
Dear Madam:

In accordance with subparagraph (b)(1)(i) of Rule 12g3 under the *Securities Exchange Act* of 1934, please find attached hereto our second quarter interim report which ended September 30, 2003, and was filed with the Toronto Stock Exchange in accordance with its requirements.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Trusting the whole to be satisfactory,

Yours truly,

Nathalie Rolland

Nathalie Rolland
Attorney

NR/rtf

Encls.

S:\Contentieux\SAPUTO INC\S E C\Security Commission Let 2004 01 07.doc

Saputo

2nd Quarter Fiscal 2004

Message to Shareholders

We are pleased to present the results for the second quarter of fiscal 2004, which ended September 30, 2003.

Net earnings totalled $58.2 million, up 38.2% from the same period last year. These results take into account a rationalization expense in our Canadian Dairy Products Sector and the appreciation of the Canadian dollar over last year. These two factors created a shortfall in net earnings of approximately $4.7 million.

Our Cheese Division (USA) performed very well in the second quarter, both in terms of revenues and EBITDA[1], with sales volumes also improving over last year. Higher average selling prices per pound of cheese combined with the favourable relationship between the average selling price per pound of cheese and the cost of raw material, milk, contributed to our US division's performance, even in spite of the unfavourable effect of the appreciation of the Canadian dollar.

Our Cheese (Canada) and Milk Divisions showed some improvement, both in revenues and EBITDA, as a result of improved processes.

Our Bakery Division was relatively stable for this second quarter, both in revenues and EBITDA.

Consolidated revenues totalled $915.5 million, up 6.2% over last year.

We are very pleased with the results of the second quarter of fiscal 2004.

Outlook

At the outset of the fiscal year, each of the Company's divisions sets a specific number of growth objectives. These objectives were itemized in the Company's 2003 annual report and are reviewed throughout the fiscal year.

During the second quarter, we closed the Cheese Division (Canada) plant located in Cookstown, Ontario and transferred part of the production of the plant in Saint-Raymond de Portneuf, Quebec, to other Company facilities. These decisions, announced in June 2003 and implemented last August, come in the wake of the Company's reevaluation of its Canadian facilities and the optimization of its production capacities in light of the recent decision by the World Trade Organization (WTO) concerning the Canadian system for supplying milk to be used in products for the export market.

---

[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

At the Company's last General Annual Meeting, held in August, we announced that we were engaging in a reflection process to ensure that our Bakery Division had the necessary tools and focus to adequately develop and achieve new goals for the benefit of both our employees and shareholders. This analysis will lead us to consider various alternatives for optimizing our Bakery Division's growth, namely i) an expansion of the product lines and the entire *Vachon* brand name, which could be achieved through targeted acquisitions, or ii) a partial or total disinvestment from our interest in this division. This review process, which was anticipated to last six months, is ongoing.

In mid-September, we announced the closing of two plants in addition to the sale of another plant from our Milk Division. The plants located in Calgary, Alberta and Armstrong, British Columbia will cease operations in January and February 2004, respectively. The Company will also move forward with the sale of its manufacturing operations on Annacis Island, in British Columbia, to Soyaword, a soy-based beverage company from British Columbia. The transaction is expected to close between the end of November and the end of February 2004. These measures are part of the Company's continual analysis of its activities and the implementation of measures aimed at improving its operational efficiency.

On several occasions over the past months, we mentioned that we would be turning our attention to international markets. Our goal of becoming a world-class cheese company remains unchanged, but to achieve it we must be in a market where the raw material is accessible at internationally competitive prices. Our search for acquisitions and partnerships has taken us beyond North America. At the beginning of October 2003, we announced that we had reached a preliminary agreement with Molinos Rio de la Plata S.A., a public company in Argentina, to acquire 100% of Molfino Hermanos S.A. (Molfino), the third largest dairy processor in Argentina. This transaction is subject to the parties reaching an agreement on certain purchase price adjustments before November 30, 2003 as well as other closing conditions. The purchase price would be US$50.8 million and is subject to the final agreement between the parties. Molfino operates two plants and employs 850 people. The company has annual sales of approximately US$90 million. National sales represent approximately 60% of total sales, with the remaining 40% representing exports. The company produces a wide variety of soft, semi-soft, hard and grated cheeses, as well as butter, cream, milk powder, UHT milk and *dulce de leche* (caramelized milk). Its main brand names are *La Paulina*, *Molfino*, *Ricrem* and *Taluhet*. Molfino uses a third-party distribution network of over 200 distributors. Export sales, primarily comprised of milk powder and cheeses, are conducted in more than 30 countries and account for approximately 40% of the total sales.

Following the acquisition of Dairyworld in February 2001, our Canadian Dairy Products Sector operated as two divisions, i.e., the Cheese Division (Canada) and Milk Division. This structure enabled us to integrate all of our Canadian cheese operations, thereby improving profitability. During the same period, our Milk Division was able to focus on improving its own operational efficiency and integrating Saputo's systems and values, while introducing new products to the market. Stronger as a result of these accomplishments, we will proceed with merging the Cheese Division (Canada) and the Milk Division into a single unit, namely the Dairy Products Division (Canada). This amalgamation will enable us to adopt a complete, unified approach to our manufacturing and sales operations, marketing activities, logistics and administrative processes, and thus further improve our Canadian Dairy Products Sector as a whole.

Randy Williamson, currently President and Chief Operating Officer of the Milk Division, will be at the helm of this new division. Before Saputo acquired Dairyworld Foods in 2001, Mr. Williamson acted as Chief Operating Officer. His 28 years with this company has given him solid experience, both in cheese and milk operations. Dino Dello Sbarba, President and Chief Operating Officer of the Cheese Division (Canada) since 2001, will be appointed President of the Cheese Division (USA). Being with the Company since 1990, he served as Executive Vice President, Sales, Marketing and Logistics between 1998 and 2001, and was responsible for both the Canadian and US markets. Consequently, he has an extensive knowledge of the challenges and the opportunities in the US market. These changes will take effect January 1, 2004. Also, as

of this same date, Lino Saputo, Jr. will continue more intensively the transition process announced in August 2003, which will lead to his appointment as President and Chief Executive Officer.

Over the next few months, subject to the closing conditions, we will finalize our acquisition in Argentina, while starting to introduce Saputo's values and systems. We will also pay particularly close attention to the integration of our new Dairy Products Division (Canada). We are still interested in acquiring cheese operations in the United States, and remain open with respect to Canadian investments, both in the cheese segment and in fluid-milk and milk-based beverage segments.

Dividends

The Company's Board of Directors declared a dividend of $0.12 per share, payable on December 5, 2003 to shareholders of record on November 21, 2003. This dividend is in respect of the quarter ended September 30, 2003.

Management's Analysis

The goal of this management report is to analyze the quarter ended September 30, 2003. It should be read alongside the Company's annual report for the fiscal year ended March 31, 2003.

This disclosure document contains management's analysis of forward-looking statements. Caution should be exercised in the interpretation of management's analysis and statements, since management often makes reference to objectives and strategies that contain a certain element of risk and uncertainty. Due to the nature of our business, the risks and uncertainties associated with it could cause the results to differ materially from those stated in such forward-looking statements. We disclaim any intention or obligation to update or revise forward-looking statements based on any new information or event that may occur.

Operating results

The Company's **consolidated revenues** for the quarter ended September 30, 2003 stood at $915.5 million, an increase of $53.7 million over the same period last year. Roughly 43% of this increase is attributable to increased sales volumes in our Cheese Division (USA), and approximately 11% stems from the combination of the positive effect of better average selling prices per pound of cheese on the US market and the negative effect of the appreciation of the Canadian dollar. The remaining increase in consolidated revenues comes mainly from our Canadian Dairy Products Sector. Since the beginning of the fiscal year, consolidated revenues totalled $1.732 billion, down $3.4 million over last year. Compared with the same period last year, the appreciation of the Canadian dollar has eroded revenues by approximately $77 million since the beginning of the fiscal year, obscuring the effect of improved average selling prices per pound of cheese on the US market as well as increased revenues from our Canadian Dairy Products Sector.

Earnings before interest, income taxes, depreciation and amortization (EBITDA) for the second quarter stood at $110.9 million, up 26.6% over the $87.6 million reported last year. This increase resulted primarily from the performance of our Cheese Division (USA), due to an increase in sales volumes and the average selling price per pound of cheese, which is US$0.38 higher this year. The relation between the cost of the raw material, milk, and the average selling price per pound of cheese was also to our advantage. However, the appreciation of the Canadian dollar created a shortfall of approximately $7.2 million in EBITDA for the quarter as compared with last year. For the six-month period ended September 30, 2003, the

EBITDA totalled $201.5 million, an increase of $25.4 million over the same period the previous year. This increase is almost entirely attributable to results from the second quarter of the current fiscal year.

Other consolidated results items

Depreciation expense stood at $16.4 million for the second quarter of 2004, down $1.3 million from $17.7 million for the same period last year. The reduced depreciation expense is explained primarily by the strength of the Canadian dollar in the second quarter compared to the same period last year. Since the beginning of the fiscal year, the depreciation expense has fallen by $2.4 million compared to the previous year, again as a result of the appreciation of the Canadian dollar.

Interest expense decreased $0.9 million during the second quarter of fiscal 2004 compared to the same period a year earlier. This reduction is primarily attributable to the reduction of long-term debt following the repayments made over the last 12 months.

Income taxes totalled $26.8 million, for an effective tax rate of 31.6%, compared to the effective rate of 29.3% for the same period last year. The higher rate is mainly due to the changes in the revenues in relation to the jurisdictions where they are generated.

In the second quarter, **net earnings** reached $58.2 million, or $0.56 (basic) per share, an increase of 38.2% over the $42.1 million, or $0.41 (basic) per share last year. For the six-month period ended September 30, 2003, our net earnings totalled $104.3 million, an increase of 25.0% over the $83.4 million reported last year. These increases reflect the various factors explained above.

Cash and financial resources

Over the second quarter of fiscal 2004, **cash generated before changes in non-cash operating working capital items** amounted to $73.3 million, up $6.0 million over the $67.3 million reported for the same period last year. Since the beginning of the fiscal year, there has been a 7.3% increase over the same period last year. *Non-cash operating working capital items generated* $32.1 *million, which is similar to the amount* reported for the second quarter of the previous year.

As for **investment activities**, adjustments of $1.8 million were recorded in relation with the two acquisitions made in the course of the first quarter. During the second quarter, we added $19.9 million of new fixed assets, for which approximately 72.9% was earmarked for innovations and for the expansion of existing sites. The balance relates to the replacement of fixed assets. As a result of rationalizations within our Milk Division announced in September, and for which acquisitions of fixed assets valued at $10 million will be required, our annual forecast of additions of fixed assets will increase from $70 million to $80 million.

Over the quarter ended September 30, 2003, $96.1 million was used for **financing activities**, namely $74.1 million in repayment of bank loans and long-term debt, and $22.8 million paid in dividends. Since the beginning of the fiscal year, our interest-bearing debt went from $540.0 million as at March 31, 2003 to $475.8 million as at September 30, 2003, a decrease of $64.2 million. During the same period, we completed $40.1 million in business acquisitions. The interest-bearing debt-to-equity ratio went from 0.53 as at March 31, 2003, to 0.44 as at September 30, 2003. With approximately $185 million of unused bank credit facilities at its disposal, the Company can continue its growth objectives through acquisitions and, should the need arise, make additional financing arrangements.

Sensibility of US currency variation
For the period ended September 30, 2003, the average US dollar conversion was based on CND$0.72 for US$1.00. For the same period last year, conversion was based on CND$0.64 for US$1.00. On that basis, each CND$0.01 fluctuation resulted in a variation of approximately $9.7 million in revenues, $1.3 million in EBITDA and $0.5 million in net earnings.

Accounting policies
Changes
In conformity with the recommendation of the Canadian Institute of Chartered Accountants (CICA) to use the fair value-based method of accounting, the Company entered stock based payments on a prospective basis in its results beginning April 1, 2002. The effect of this expense on net earnings for the second quarter is $1.0 million or $0.01 per share, compared to $0.7 million or $0.007 per share for the same period last year. For the six-month period ended September 30, 2003, the effect of this expense on net earnings is $1.3 million or $0.013 per share, compared to $1.4 million or $0.014 per share for the same period last year.

Use of estimates
In preparing financial statements in conformity with generally accepted accounting principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for a given period. Actual results could differ from these estimates.

The Company regularly revises its estimates and assumptions based on available information. Overall, the Company is of the opinion that the estimates used would have no material impact on the financial situation of the Company, except for changes to the assumptions and estimates of a long-term sensitive and prospective nature, such as income tax rates, accounting of pension plans and other employee future benefits, and accounting of stock based compensation, which are based on several prospective assumptions.

Financial instruments, risks and uncertainties
In the second quarter of fiscal 2004, there were no notable changes with respect to financial instruments, risks, and uncertainties. As such, please refer to Management's Analysis contained in pages 26 and 27 of the 2003 annual report.

Information by sector

Canadian Dairy Products Sector
During the quarter ended September 30, 2003, revenues for the Canadian Dairy Products Sector were $525.3 million, up 4.9% over the same period last year.

Our Cheese Division (Canada) posted revenues of $295.4 million, a 4.3% increase over the same quarter last year. Part of this increase is due to the annual increase in cheese prices caused by the increase in the cost of the raw material, milk. Also, despite the drop in export sales volumes, the retail segment showed growth as a result of promotional initiatives and the introduction of new products such as mini bocconcini, certain soft cheeses and other private label products. Since the beginning of the fiscal year, the Cheese Division (Canada) posted revenues of $581.2 million, up 1.3% over the same period last year.

In the second quarter, the Milk Division's revenues rose to $229.9 million, up 5.7% over the same period last year. Practically all product categories contributed to the increased revenues. Part of this increase is directly related to the increase in average selling prices stemming from the increased cost of the raw material, milk.

Over the quarter, consumers were introduced to several new products such as a line of premium milks as well as new formats and yogurt flavours. Since the beginning of the fiscal year, the Milk Division's revenues reached $457.0 million, a 4.2% increase over the same period last year.

For this quarter, EBITDA for the Canadian Dairy Products Sector reached $49.9 million, an increase of 4.0% over the corresponding period of the previous year. This amount takes into account rationalization costs of $2.2 million. In the absence of this cost, the EBITDA margin would have been 9.9%, compared to 9.6% for the same period last year, and the EBITDA would have risen 8.5%.

Our improvement initiatives are fully reflected in our results. To continue in the same direction, last September we announced rationalizations to occur over the following months to make better use of our manufacturing capabilities. The after-tax costs of these initiatives will be approximately $5.7 million, including a $1.5 million non-cash effect related to the devaluation of fixed assets, and annual after-tax savings of approximately $6.5 million.

Since the outset of the fiscal year, EBITDA stands at $102.2 million, a 5.5% increase compared to the same period last year.

US Dairy Products Sector

Revenues for the Cheese Division (USA) totalled $348.2 million for the quarter ended September 30, 2003, up 9.1% over the $319.1 million for the same period last year. The largest part of the increased revenues stems from the 7.9% increase in sales volumes with respect to last year, generating approximately $23 million in additional revenues. The latest acquisition, made in May 2003, will certainly have contributed to the increase, but the vast majority of the increase comes from organic growth, particularly in the retail and foodservice segments, due to promotional initiatives and better market penetration. The average selling price per pound of cheese, up US$0.38 over last year, generated approximately $55 million in additional revenues. The appreciation of the Canadian dollar created a shortfall of approximately $49 million. Since the beginning of fiscal 2004, revenues for the Cheese Division (USA) stands at $611.0 million, down $27.9 million compared to the same period last year. Although our sales volumes are up 2.4% and the average selling price per pound of cheese, higher this year, increased our revenues by almost $44 million, the rising Canadian dollar eliminated approximately $77 million in revenues since the beginning of the fiscal year.

For the quarter ended September 30, 2003, EBITDA closed at $52.6 million, an increase of $21.3 million as compared to $31.3 million last year. This represents an increase of 68.1%. Had it not been for the strong Canadian dollar, EBITDA would have been $7.2 million higher. The average selling price per pound of cheese was up US$0.38 this quarter, having a favourable impact on the absorption of our fixed costs and on the realization of inventories, produced at a lower cost, all combined with a favourable relationship between the average selling price per pound of cheese and the cost of the raw material, milk. All of these positive effects represent approximately $16 million in EBITDA. Also, an additional $12.3 million in EBITDA was generated during the quarter as a result of the increase in sales volumes, the improvement in processes and the contribution of our latest acquisitions, made during the first quarter.

Since the beginning of the fiscal year, EBITDA for the Cheese Division (USA) increased by $20.5 million and the appreciation of the Canadian dollar created a shortfall of approximately $10.3 million in EBITDA.

Grocery Products Sector

In the second quarter of 2004, revenues for the Bakery Division stood at $42.0 million, more or less the same amount as last year. Since the beginning of the fiscal year, revenues declined by $1.2 million from the

$84.4 million for the same period one year earlier. Revenues were affected by the rationalization project of tart manufacturing operations implemented last year, which resulted in the review of the entire product line.

EBITDA for the Bakery Division attained $8.3 million for the second quarter, remaining the same as last year. For the six-month period ended September 30, 2003, EBITDA was $16.8 million, representing a slight drop from the corresponding period last year. Second quarter results benefited from projects implemented during previous quarters designed to reduce general and administrative expenses. These initiatives enabled the division to offset increased ingredient-sourcing and packaging costs.

Lino Saputo
Chairman of the Board and
Chief Executive Officer

November 6, 2003

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of dollars, except per share amounts)
(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2003	2002	**2003**	2002
Revenues	**$ 915,540**	$ 861,763	**$ 1,732,323**	$ 1,735,705
Cost of sales, selling and administrative expenses	**804,658**	774,155	**1,530,776**	1,559,584
Earnings before interest, depreciation and income taxes	**110,882**	87,608	**201,547**	176,121
Depreciation of fixed assets	**16,436**	17,743	**32,978**	35,354
Operating income	**94,446**	69,865	**168,569**	140,767
Interest on long-term debt	**8,971**	11,159	**18,569**	22,620
Other interest	**416**	(836)	**431**	(876)
Earnings before income taxes	**85,059**	59,542	**149,569**	119,023
Income taxes	**26,858**	17,433	**45,308**	35,591
Net earnings	**$ 58,201**	$ 42,109	**$ 104,261**	$ 83,432
Per share (Note 4)				
Net earnings				
Basic	**$ 0.56**	$ 0.41	**$ 1.01**	$ 0.81
Diluted	**$ 0.56**	$ 0.40	**$ 1.00**	$ 0.80

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in thousands of dollars)
(unaudited)

For the six-month periods ended September 30	2003	2002
Retained earnings, beginning of period	**$ 546,667**	$ 409,648
Net earnings	**104,261**	83,432
Dividends	**(22,783)**	(16,023)
Retained earnings, end of period	**$ 628,145**	$ 477,057

SEGMENTED INFORMATION
(in thousands of dollars)
(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2003	2002	**2003**	2002
Revenues				
Dairy Products				
Canada	**$ 525,339**	$ 500,725	**$ 1,038,128**	$ 1,012,382
United States	**348,167**	319,148	**611,037**	638,891
	873,506	819,873	**1,649,165**	1,651,273
Grocery Products	**42,034**	41,890	**83,158**	84,432
	$ 915,540	$ 861,763	**$ 1,732,323**	$ 1,735,705
Earnings before interest, depreciation and income taxes				
Dairy Products				
Canada	**$ 49,934**	$ 47,966	**$ 102,210**	$ 96,913
United States	**52,630**	31,288	**82,557**	62,079
	102,564	79,254	**184,767**	158,992
Grocery Products	**8,318**	8,354	**16,780**	17,129
	$ 110,882	$ 87,608	**$ 201,547**	$ 176,121
Depreciation of fixed assets				
Dairy Products				
Canada	**$ 6,965**	$ 7,317	**$ 13,904**	$ 14,631
United States	**8,041**	9,066	**16,215**	17,987
	15,006	16,383	**30,119**	32,618
Grocery Products	**1,430**	1,360	**2,859**	2,736
	$ 16,436	$ 17,743	**$ 32,978**	$ 35,354
Operating income				
Dairy Products				
Canada	**$ 42,969**	$ 40,649	**$ 88,306**	$ 82,282
United States	**44,589**	22,222	**66,342**	44,092
	87,558	62,871	**154,648**	126,374
Grocery Products	**6,888**	6,994	**13,921**	14,393
	$ 94,446	$ 69,865	**$ 168,569**	$ 140,767
Interest	**9,387**	10,323	**19,000**	21,744
Earnings before income taxes	**85,059**	59,542	**149,569**	119,023
Income taxes	**26,858**	17,433	**45,308**	35,591
Net earnings	**$ 58,201**	$ 42,109	**$ 104,261**	$ 83,432

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2003	2002	**2003**	2002
Cash flows related to the following activities:				
Operating				
Net earnings	**$ 58,201**	$ 42,109	**$ 104,261**	$ 83,432
Items not affecting cash				
Stock based compensation	**1,125**	860	**1,494**	1,720
Depreciation of fixed assets	**16,436**	17,743	**32,978**	35,354
(Gain) Loss on disposal of fixed assets	**(156)**	33	**(151)**	37
Future income taxes	**(2,349)**	6,582	**2,483**	10,972
	73,257	67,327	**141,065**	131,515
Changes in non-cash operating working capital items	**32,098**	29,702	**8,119**	21,727
	105,355	97,029	**149,184**	153,242
Investing				
Business acquisitions (Note 6)	**(1,764)**	-	**(40,056)**	-
Additions to fixed assets	**(19,883)**	(17,005)	**(46,032)**	(32,259)
Proceeds on disposals of fixed assets	**206**	965	**590**	1,518
Other assets	**(3,019)**	(2,223)	**(3,438)**	(1,706)
	(24,460)	(18,263)	**(88,936)**	(32,447)
Financing				
Bank loans	**(46,548)**	(6,502)	**10,328**	(26,757)
Repayment of long-term debt	**(27,512)**	(45,030)	**(55,020)**	(70,030)
Issuance of share capital	**589**	749	**1,743**	3,763
Employee future benefits	**200**	150	**450**	450
Dividends	**(22,783)**	(16,023)	**(22,783)**	(16,023)
	(96,054)	(66,656)	**(65,282)**	(108,597)
Increase (decrease) in cash	**(15,159)**	12,110	**(5,034)**	12,198
Effect of exchange rate changes	**(1,791)**	1,691	**(2,991)**	2,471
Cash (bank indebtedness), beginning of period	**7,689**	5,720	**(1,236)**	4,852
Cash (bank indebtedness), end of period	**$ (9,261)**	$ 19,521	**$ (9,261)**	$ 19,521

Supplemental information

Interest paid	**$ 1,607**	$ 1,891	**$ 17,936**	$ 21,138
Income taxes paid	**$ 2,649**	$ 21,457	**$ 34,626**	$ 41,567

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)

	September 30, 2003 *(unaudited)*	March 31, 2003 *(audited)*
Assets		
Current assets		
Receivables	**$ 263,342**	$ 239,366
Inventories	**397,999**	392,852
Income taxes	**10,846**	24,290
Future income taxes	**14,297**	12,854
Prepaid expenses and other assets	**6,940**	18,383
	693,424	687,745
Portfolio investment	**55,991**	55,991
Fixed assets	**621,678**	627,841
Goodwill	**559,308**	550,630
Other assets (Note 3)	**42,950**	39,618
Future income taxes	**5,469**	8,861
	$ 1,978,820	$ 1,970,686
Liabilities		
Current liabilities		
Bank indebtedness	**$ 9,261**	$ 1,236
Bank loans	**28,729**	17,592
Accounts payable and accrued liabilities	**265,978**	245,188
Income taxes	**39,106**	44,403
Current portion of long-term debt	**98,919**	110,000
	441,993	418,419
Long-term debt	**338,897**	411,135
Employee future benefits	**14,387**	13,937
Future income taxes	**107,840**	110,691
	903,117	954,182
Shareholders' Equity		
Share capital (Note 5)	**466,074**	464,331
Contributed Surplus	**2,969**	1,475
Retained earnings	**628,145**	546,667
Foreign currency translation adjustment	**(21,485)**	4,031
	1,075,703	1,016,504
	$ 1,978,820	$ 1,970,686

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of dollars)

1 - Accounting policies

The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Canada and applied in the same manner as the most recently audited financial statements. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2003.

2 - Foreign currency translation

The balance sheet accounts of the self-sustaining companies operating in the United States were translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts were translated in Canadian dollars using the average monthly exchange rates in effect during the periods. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States.

Foreign currency accounts of Canadian companies were translated into Canadian dollars using the exchange rates at the balance sheet date for current assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings with "Cost of sales, selling and administrative expenses" and is represented by the following amounts:

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2003	2002	**2003**	2002
Foreign exchange gain	**$ 280**	$ 191	**$ 468**	$ 98

3 - Other assets

	September 30 2003	March 31 2003
Net accrued pension plan asset	**$ 33,234**	$ 29,553
Other	**9,716**	10,065
	$ 42,950	$ 39,618

4 - Earnings per share

The weighted average number of common shares outstanding for the three-month period ended September 30, 2003 is 103,566,321 (103,389,462 in 2002). For the six-month period ended September 30, 2003, this number is 103,533,179 (103,335,771 in 2002).

The weighted average number of common shares outstanding, including the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan is 104,676,647 (104,624,321 in 2002).

5 - Share capital

Authorized

The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

		September 30 2003		March 31 2003
Issued				
103,580,337 common shares (103,460,005 as at March 31, 2003)	$	**466,074**	$	464,331

120,332 common shares for an amount of $1,743,611 were issued during the six-month period ended September 30, 2003 pursuant to the share option plan.

Share option plan

	Number of options		**Weighted average exercise price**
Balance, March 31, 2003	3,784,944	$	19.99
Options granted	1,338,396	$	22.50
Options exercised	(120,332)	$	14.49
Options cancelled	(36,937)	$	23.54
Balance, September 30, 2003	4,966,071	$	20.78

Stock based compensation

The Company adopted on a prospective basis the new Canadian Institute of Chartered Accountants accounting recommendations for stock based compensation on April 1, 2002. These recommendations propose the fair value method to record to earnings the stock options granted to employees. The Company therefore used the fair value method of accounting for employee stock based compensation.

The Company recorded a $988,000 ($1,125,000 before income taxes) and a $1,316,000 ($1,494,000 before income taxes) expense related to options granted for the three-month and six-month periods ended September 30, 2003 respectively. The Company recorded a $735,000 ($860,000 before income taxes) and a $1,470,000 ($1,720,000 before income taxes) expense related to options granted for the three-month and six-month periods ended September 30, 2002 respectively.

The effect of the expense on basic earnings per share and fully diluted earnings per share is $0.010 for the three-month period ended September 30, 2003 ($0.007 in 2002) and $0.013 for the six-month period ended on the same date ($0.014 in 2002).

The fair value of share purchase options was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate:	5%
Expected life of options:	7½ years
Volatility:	20%
Dividend rate:	1.4%

6 - Business acquisitions

During the six-month period ended September 30, 2003, the Company acquired a 51% ownership of Gallo Protein 2003, LLC and acquired the commercial activities of the *Treasure Cave* and *Nauvoo* brands for cash consideration of $40,056,000. The values attributed to the net assets acquired were $28,679,000 to goodwill and trademarks,

$5,205,000 to fixed assets, and $6,172,000 to working capital. Gallo Protein 2003, LLC, in which the Company acquired a 51% ownership on May 1, 2003, operates in the United States and manufactures and markets whey protein isolates and related products from whey protein concentrate. The commercial activities of the *Treasure Cave* and *Nauvoo* brands acquired on May 23, 2003 are related to the manufacturing and commercialization of blue cheese in the United States.

7 - Commitments and contingencies

The Company carries some of its operations in leased premises and has also entered into lease agreements for equipment and rolling stock.

The Company is defendant to certain claims arising from the normal conduct of its business. The Company believes that the final resolution of these claims will not have a material adverse effect on its earnings or financial position.

The Company from time to time enters into agreements in the normal course of its business, such as a service arrangements and leases, and in connection with business or asset acquisitions or dispositions, which agreements by their nature may provide for indemnifications of counterparties. These indemnification provisions may be in connection with breach of representations and warranties and for future claims for certain liabilities, including liabilities related to tax and environmental matters. The terms of these indemnification provisions vary in duration. Given the nature of such indemnifications, the Company is unable to reasonably estimate its maximum potential liability under these agreements.

8 - Comparative figures

Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.